UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32365

Trade Street Residential, Inc.

(IRT Limited Partner, LLC as successor by merger to Trade Street Residential, Inc.)

(Exact Name of Registrant as Specified in Charter)

c/o Independence Realty Trust, Inc.

Cira Centre

2929 Arch St., 17th Floor

Philadelphia, PA 19014

(215) 243-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*	Trade Street Residential, Inc. merged with and into IRT Limited Partner, LLC, a direct wholly-owned subsidiary of Independence Realty Trust, Inc., on September 17, 2015, at which time the separate corporate existence of Trade Street Residential, Inc. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, IRT Limited Partner, LLC, as successor by merger to Trade Street Residential, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 28, 2015	IRT LIMITED PARTNER, LLC
(as successor by merger to Trade Street Residential, Inc.)

By: INDEPENDENCE REALTY TRUST, INC., its sole member

	By:	/s/ JAMES J. SEBRA
	Name:	James J. Sebra
	Title:	Chief Financial Officer and Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.